Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

January 2, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

| | |
|---|---|
| December 4, 2007 | Stock Exchange Announcement – Total Voting Rights |
| December 4, 2007 | Stock Exchange Announcement – Holding(s) in Company |
| December 18, 2007 | Stock Exchange Announcement – Holding(s) in Company |

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JAN 16 2008
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-121.doc
T: 012008

# REG-Electrocomponents Total Voting Rights



**Released: 04/12/2007**

RNS Number:1297J
Electrocomponents PLC
04 December 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 30 November 2007, Electrocomponents plc's capital consists of
435,339,740
ordinary shares, all with voting rights.  Electrocomponents plc currently
holds
no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is
435,339,740

The above figure may be used by shareholders as the denominator for the
calculations by which they will determine if they are required to notify
their
interest in, or a change to their interest in, Electrocomponents plc under
the
FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE
Company Secretary
4 December 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRBDBDDBXGGGRS

# REG-Electrocomponents Holding(s) in Company



**Released: 04/12/2007**

RNS Number:1642J
Electrocomponents PLC
04 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached:

Electrocomponents - GB0003096442

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights:
(Yes)

An acquisition or disposal of financial instruments which may result
in the acquisition of shares already issued to which voting rights are
attached:
(No)

An event changing the breakdown of voting rights:
(No)

Other (please specify) :
(No)

3. Full name of person(s) subject to the notification obligation:

UBS Global Asset Management - Traditional

4. Full name of shareholder(s) (if different from 3.):

UBS Global Asset Management (Americas) Inc.
UBS Global Asset Management (Australia) Ltd
UBS Global Asset Management (Canada) Co.
UBS Global Asset Management (Deutschland) GmbH
UBS Global Asset Management Life Limited
UBS Global Asset Management (UK) Limited

5. Date of the transaction and date on which the threshold is crossed or reached
if different):

29 November 2007

6. Date on which issuer notified:

03 December 2007

7. Threshold(s) that is/are crossed or reached:

5.12%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| GB0003096442 | - | - |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |
| GB0003096442 | 22,302,913 | 2,158,947 | 20,143,966 | 0.50% | 4.62% |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/Conversion Period/ Date | Number of voting rights that may be acquired if the | % of voting rights |
|---|---|---|---|---|

instrument is
exercised/
converted.

-

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 22,302,913 | 5.12% |

*9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:*

UBS Global Asset Management (Americas) Inc. - 701,850 - 0.16%
UBS Global Asset Management (Australia) Ltd - 30,325 - 0.01%
UBS Global Asset Management (Canada) Co. - 49,110 - 0.01
UBS Global Asset Management (Deutschland) GmbH - 20,283 - 0.00%
UBS Global Asset Management Life Limited - 2,158,947 - 0.50%
UBS Global Asset Management (UK) Limited - 19,342,418 - 4.44%

Proxy Voting:

10. Name of the proxy holder:

UBS Global Asset Management on behalf of a number of asset management clients

11. Number of voting rights proxy holder will cease to hold:

-

12. Date on which proxy holder will cease to hold voting rights:

-

13. Additional information:

14. Contact name:

Susanne Steyn
Director
UBS AG

15. Contact telephone number:

020 7567 6116



END

HOLUUGAGPUPMGQC

# REG-Electrocomponents Holding(s) in Company



**Released: 18/12/2007**

RNS Number:1608K
Electrocomponents PLC
18 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Electrocomponents plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

.................

3. Full name of person(s) subject to the notification obligation:

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3):

Silchester International Investors International Value Equity Taxable Trust

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity

Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

14th December 2007

6. Date on which issuer notified:

17th December 2007

7. Threshold(s) that is/are crossed or reached:

Above 18%

8. Notified details:

N/A

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| GB0003096442 | 74,040,378 | 74,040,378 |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |
| GB0003096442 | 78,630,502 | 78,630,502 | | 18.06% | |

B: Financial Instruments

Resulting situation after the triggering transaction

Type of            Expiration Date       Exercise/Conversion         Number of
voting rights      % of voting rights
financial                                Period/ Date                that may be
acquired if the
instrument                                                           instrument is
exercised/
                                                                     converted.
N/A                N/A                   N/A                         N/A
N/A

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 78,630,502 | 18.06% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Ltd ("Silchester") acts as investment manager for the clients detailed in Question 4 above (our "Clients"). In acting for their Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, they do not act as their Clients' custodian and therefore shares are not held in their name but in the name of each Client's custodian bank.

14. Contact name:

Ian Haslegrave

15. Contact telephone number:

01865 204000



END

HOLGUGUPPUPMGGR

END